C21 Investments Reports Second Quarter Financial Results

14% Quarter-over-Quarter Growth and Improved Margins Highlight Strong Q2

VANCOUVER, November 14, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its interim unaudited financial statements and management discussion and analysis for its second quarter ending September 30, 2024, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars. The Company recently changed its fiscal reporting period to a March 31st year-end (see news release dated August 1, 2024 for audited two-month stub period) and does not have traditional year-over-year comparable reporting periods.

Second Quarter Highlights (July 1, 2024 to September 30, 2024):

  Revenue of $7.5 million, up 14% from Q1 driven by the new South Reno store; State of Nevada sales were down 4% over the comparative period1

  Gross Margin of 43.5% - up from 31% in Q1

  Earnings (Loss) Per Share of ($0.01) unchanged from Q1

  Adjusted EBITDA of $1.3 million2 - up from $0.3 million in Q1

  Free Cash Flow (before working capital changes)2 of $0.8 million versus Q1 of ($0.09) million

  Income taxes paid of $0.5 million during the second quarter

  New South Reno dispensary generated 50% sales growth in Q2 - from $273,000 in July to $416,000 in September

  Subsequent to quarter end, the new South Reno dispensary sales were up an additional 14% to $475,000 for the month of October

Q2 Management and Operational Commentary:

"We are pleased with the strong performance and positive customer reception of our new dispensary during its first quarter of operations. These results have exceeded our expectations and we continue to see robust sales growth into the new quarter." stated CEO and President, Sonny Newman. "Our double digit growth is a testament to the team's hard work in executing on this significant growth initiative. We are beginning to realize efficiencies from scaling our operations as evidenced by the improved margins we reported in the second quarter. We intend to drive further growth and margin improvement in our existing operations going forward, while continuing to pursue accretive growth opportunities that further expand our retail footprint and build shareholder value."

1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of this measure

It is important to note that there is no equivalent time period to this Q2 report in the Company's historical results due to the previously reported change in fiscal year end from January 31 to March 31.

Q2 revenue of $7.5 million was up 14% compared to Q1 despite a 4% decline in Nevada sales over the comparative period1. The substantial 15% increase in retail revenues were driven by the results of the first operational quarter of Silver State Relief's third dispensary which is located in South Reno (see news release dated June 10, 2024).  C21's two legacy dispensaries reported stable sales and brisk retail transaction volume during the quarter. Excluding the new store, revenues were down 3% versus Q1. The South Reno dispensary ramped up sales from $273,000 in July to $416,000 in September, a 53% increase in sales within the quarter. Wholesale revenue remained flat in Q2 versus the previous quarter.

Gross Margin of 43.5% in the second quarter was up significantly from Q1, which had been impacted by one-time factors (see MD&A). The improvement in second quarter margins was driven by operational efficiencies and increased retail revenues from the new dispensary, which resulted in cost synergies and beneficial throughput from the Company's expanded production into its retail channels.

Q2 SG&A was relatively stable from Q1, up only 3%, which includes increased lease and labour costs from the new dispensary and an increase in audit and professional fees, offset by a decline in non-cash share-based compensation.

Free Cash Flow2 generated before working capital changes was $0.8 million for Q2 (versus $(0.09) million in Q1), before paying $0.5 million income tax and a one-time item relating to inventory build-up for the new store that opened June 26, 2024 of $0.7 million.

C21 reported a Net Loss of $0.8 million in the second quarter, or ($0.01) per share, an improvement from Q1. The Net Loss was primarily due to Income Tax provision, as the Company generated positive Net Income Before Tax.

Q2 Adjusted EBITDA2 was $1.3 million, up from $0.3 million in Q1. The increase in Adjusted EBITDA was driven by improvement in gross margins.

Cash at the end of Q2 was down to $2.1 million, driven by working capital items of $0.5 million Income Tax paid and $1.1 million inventory build. Total Assets increased by $3.3 million and Total Liabilities increased by $4.1 million compared to the March 31, 2024 year-end due to the dispensary acquisition and convertible debenture financing associated with the acquisition.

Subsequent the end of the second quarter, same stores sales at the new South Reno dispensary increased an additional 14%, with $475,000 in sales in October.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

	Q2	Q1	Two Month Stub	Q4	Q3
Quarter Ended (except as noted)	September 30, 2024	June 30, 2024	March 31, 2024	January 31, 2024	October 31, 2023
Cash Provided by Operating Activities before taxes and changes in working capital (continuing operations)	$895,681	$77,815	$451,006	$1,194,316	$711,098
Purchase of Property and Equipment	(60,731)	(169,660)	(51,483)	(18,251)	(259,343)
Free Cash Flow	$834,950	$(91,845)	$399,523	$1,176,065	$451,755

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q2	Q1	Two Month Stub	Q4	Q3
	September 30, 2024	June 30, 2024	March 31, 2024	January 31, 2024	Oct 31, 2023
Net Income (Loss)	$(845,132)	$(1,412,172)	$(74,404)	$(2,042,004)	$(376,150)

Interest & accretion	238,531	136,752	-	-	-
Provision for Income Taxes	828,400	367,700	372,743	1,723,925	563,100
Depreciation and Amortization	435,456	379,522	207,225	359,568	355,536
Depreciation and Interest in COGS	406,184	203,091	135,395	203,092	203,092
EBITDA	$1,063,439	$(325,107)	$640,959	$244,581	$745,578
Change in FV of derivative liability	-	-	(22,189)	59,217	-
Share based compensation	147,091	422,218	-	5,527	5,499
Loss (gain) from discontinued operations	85,714	25,724	22,965	(40,357)	18,932
One-time special project costs	-	117,543	-	-	159,000
Production curtailment, non-cash inventory adjustments	-	28,700	-	-	-
Other gain/loss	(927)	41,740	(9,209)	785,763	13,800
Adjusted EBITDA	$1,295,317	$310,818	$632,526	$1,054,731	$942,809

Q2 Balance Sheet Summary:

(US$)	September 30, 2024	March 31, 2024 (Audited)
Assets
Cash	2,067,787	3,260,568
Inventory	3,975,412	2,866,054
Other current, assets held for sale	1,938,219	2,011,700
Current Assets	7,981,418	8,138,322
Fixed Assets/Goodwill/Intangibles, deferred tax	50,572,115	47,087,514
Total Assets	58,553,533	55,225,836

Liabilities
Accounts payable	2,745,276	2,593,195
Income taxes payable	10,926,523	10,230,423
Convertible Debentures (current portion)	905,413	-
Other notes, current lease, deferred tax etc.	2,292,546	2,223,539
Current Liabilities	16,869,758	15,047,157
Lease liabilities	10,048,831	9,120,396
Convertible Debentures	1,314,076	-
Derivative liability	85,191	84,871
Total Liabilities	28,317,856	24,252,424

Shareholders' Equity	30,235,677	30,973,412
Total Liabilities and Shareholders' Equity	58,553,533	55,225,836

Q2 Summary Income Statement:

	Q2	Q1	Two Month Stub
(US$)	September 30, 2024	June 30, 2024	March 31, 2024
Revenue	7,508,547	6,596,009	4,464,950
Cost of Sales	4,243,714	4,565,310	2,688,650
Gross Profit	3,264,833	2,030,699	1,776,300
Gross Margin%	43.5%	30.8%	39.8%
Total Expenses	2,958,247	2,870,955	1,486,394
Income from Operations	306,586	(840,256)	289,906
Income Tax Expense	(828,400)	(367,700)	(372,304)
Net Income (Loss)	(845,132)	(1,412,172)	(74,404)
Earnings (Loss) Per Share	(0.01)	(0.01)	(0.00)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to: the Company's belief that its change in fiscal year end will better align the Company with the reporting schedule of its peers and better equip our auditors to complete their work in a timely manner moving forward; the Company's focus on ramping its new store and continuing to pursue additional opportunities in the market; and improving margins in the second half of the year. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.